

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2013

Via Email
Shane M. Spradlin, Esq.
Executive Vice President and Secretary
Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302

> **Re:** **Penske Automotive Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 19, 2013**
> **File No. 333-187364**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2012**
> **File No. 001-12297**

Dear Mr. Spradlin:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Exchange Offer, page 18

General, page 19

1. Please revise your disclosure to state that you will issue the new notes promptly after the expiration date. Refer to Exchange Act Rule 14e-1(c).

Expiration of the Exchange Offer; Extensions; Amendments, page 20

2. You reserve the right to "delay accepting any tendered old notes." Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Exchange Act Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Conditions, page 21

3. We note your disclosure in the first sentence of the first paragraph and the third sentence of the second paragraph under this section heading. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

Legal Matters, page 78

4. Please add Dykema Gossett PLLC to the disclosure under this section heading pursuant to Section II.B.1.e of Staff Legal Bulletin No. 19 available on our website at www.sec.gov, or revise your legality opinion filed as Exhibit 5.1 to your registration statement to cover the laws of each of the jurisdictions where the co-registrant guarantors are organized (in addition to New York and Delaware) consistent with Footnote 21 in Staff Legal Bulletin No. 19.

Item 22. Undertakings, page II-10

5. Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K.

Signatures, page II-12

6. Please revise page II-30 to include the signatures of the principal financial officer and principal accounting officer or controller of PAG Investments, LLC. Refer to Instruction 1 to Signatures in Form S-4.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 28

7. With a view to enhance understanding of your performance, please provide a more robust discussion including the insights along with the drivers behind the performance of your

foreign operations as compared to U.S. operations to the extent that their underlying performances are significantly different or if they have different earning trends. Refer to Item 303 of Regulation S-K.

Consolidated Statement of Cash Flows, page F-9

8. Please refer to your adjustment to reconcile net income to net cash from continuing operating activities entitled Earnings of equity method investments. In this regard, we note for the year ended December 31, 2012 you report earnings of $18,596 whereas your disclosure on page F-17 within Note 2 reflects equity in net income of affiliates of $27,572. Please explain the difference. In addition, please tell us where you have classified the cash distributions from Penske Truck Leasing disclosed on page 37 within your statements of cash flows and the basis for your classification.

9. We note the change of inventory of $326,235 presented within net cash from continuing operating activities cash flows. However, we recalculated the change to be $455,781 based on the inventory balances disclosed in Note 5 on page F-15. Please explain the difference.

10. In light of your significant foreign operations, please separately present the effect of exchange rate changes held in foreign currencies as part of the reconciliation of the change in cash and cash equivalents for all periods presented. Refer to ASC 830-230-45-1.

Note 1. Organization and Summary of Significant Accounting Policies, page F-11

Basis of Presentation, page F-11

11. We note your disclosure that "[r]esults for 2011 include an $11,046 net income tax benefit reflecting a positive adjustment from the resolution of certain tax items in the U.K. of $17,008 partially offset by a reduction of U.K. deferred tax assets of $5,962." In that regard, explain to us and disclose in more detail the facts and circumstances surrounding these adjustments and offsets.

Inventory Valuation, page F-12

12. Please expand your disclosure to include the nature of elements included in your cost of inventory as required by Item 5-02 of Regulation S-X. Further please revise to describe your cost flow assumption for parts and accessories inventory.

Intangible Assets, page F-12

13. We note your disclosure setting forth the basis for the franchise values of your dealerships having an indefinite useful life. Please clarify in future filings and tell us if

the franchise associated with your Hertz rental car franchise acquisition is also believed to have an indefinite useful life.

Revenue Recognition, page F-14

14. Please tell us what consideration was given to disclosing your accounting policy for taxes collected from your customers and remitted to governmental authorities. Refer to ASC 605-45-50-3.

15. Please tell us and disclose your revenue recognition policy within your Hertz car rental operations.

Note 7. Intangible Assets, page F-19

16. We note your disclosure on page 26 that goodwill included in your Other reportable segment relates to your Hertz rental business operating segment recorded in the fourth quarter of 2012. Please tell us and disclose the changes in the carrying amount of goodwill by reportable segment in future filings. Refer to ASC 350-20-50-1.

17. We note you reported discontinued operations for the dispositions of automotive franchises for all of the periods presented. It appears that the franchises you disposed of constitute businesses and that a portion of their associated reporting units' goodwill amounts should be assigned to the disposed businesses in determining their gains or losses upon disposals. However, we cannot locate any goodwill reductions in connection with the dispositions in your goodwill roll-forward schedule for all of the periods presented. Please explain in detail.

Note 12. Stock-Based Compensation, page F-25

18. Please tell us what consideration was given to providing the minimum disclosure set forth in ASC 718-10-50 related to your incentive and compensation plans such as, for example, the requisite service periods and method used to measure compensation cost.

Note 15. Income Taxes, page F-27

19. We note that you completed a comprehensive review of your deferred income tax balances and determined that certain deferred tax assets and liabilities required correction and the effect of the corrections were not material. Please address the following:

- Tell us each period the corrections related to;
- Tell us what deferred tax assets and liabilities required correction and the nature of the corrections such that only periods prior to January 1, 2008 were impacted;
- Provide us your materiality analysis behind your conclusion that the corrections are not material;

- If you retroactively adjusted your financial statements, please explain why the cumulative effect of the errors was not reflected as an adjustment of the opening balance of retained earnings for the earliest period presented, i.e., January 1, 2010. If the financial statements were not retroactively adjusted, then explain to us why the cumulative effect of the error was not included in the results of operations in accordance with SAB Topic 5.F.;
- Explain to us why you corrected part of the error through accumulated other comprehensive loss; and
- Explain to us how you concluded your disclosure controls and procedures and your internal controls over financial reporting were effective as of December 31, 2012 in light of the corrections.

20. We note you disclose deferred tax liabilities of $178,580 and $111,400 as of December 31, 2012 and 2011, respectively, related to Partnership Investments. In that regard, please explain to us how the deferred tax liabilities were derived and the reason behind the significant change from 2011.

21. We note you have current federal tax benefit of approximately $17 million for 2012. In light of your strong operating results for all periods presented, explain to us and disclose how this tax benefit was generated.

Note 16. Segment Information, page F-29

22. We note you have four geographic operating segments, in which you aggregate them into one Retail reportable segment. In that regard, please expand your disclosure to identify your operating segments. We also note that you considered all auto dealerships as components within their respective geographic operating segments and that the dealerships met the similar margins and economic characteristics criteria for aggregation into one reportable segment. In that regard, we are unclear how the economic similarities among the individual dealerships within their respective geographic operating segments would allow you to aggregate the segments into one reportable segment. Please provide us the historic and projected long term gross profit margins of the respective geographic operating segments in supporting your conclusion that the segments are economically similar. In addition, please advise us how you consider the various factors such as the economic and political conditions, demographics, vehicle requirements and government regulations among the geographic operating segments in determining whether they met the aggregation criteria pursuant to ASC 280-10-50-11.

Note 18. Condensed Consolidating Financial Information, page 33

23. We note your disclosure that the guarantor subsidiaries are wholly-owned by the group. Please note a subsidiary guarantor only qualifies for relief under Rule 3-10 of Regulation S-X if it is 100% owned. For a non-corporate subsidiary, all interests must be owned by the parent. Please refer to Rule 1-02(aa) of Regulation S-X which defines a wholly-

owned subsidiary as one for whom its parent (and/or the parent's other wholly-owned subsidiaries) owns substantially all, rather than all, of its voting shares. Please revise your disclosure to state, if true, that the guarantor subsidiaries are 100% owned by Penske Automotive Group, Inc. or advise us of the basis of your presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934 and/or all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments on the Form 10-K, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 or Andrew Mew, Accounting Branch Chief at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director